Citigroup Inc.
Pricing Sheet No. 2015–CMTNG0370 dated February 24, 2015 relating to
Preliminary Pricing Supplement No. 2015–CMTNG0370 dated February 11, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

Callable Dual Range Accrual Notes Linked to the CMS Reference Spread and the S&P 500® Index Due February 27, 2030
PRICING TERMS—FEBRUARY 24, 2015
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$15,000,000
CMS reference spread:	On any elapsed day, the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”), each as determined on that elapsed day
Underlying index:	S&P 500® Index
Pricing date:	February 24, 2015
Issue date:	February 27, 2015
Maturity date:	Unless earlier redeemed, February 27, 2030
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Variable quarterly coupon payments:	On each coupon payment date, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:

relevant contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

The variable quarterly coupon payment per note would then be equal to (i) $1,000 multiplied by the variable coupon rate per annum divided by (ii) 4.
If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the applicable variable coupon rate will be 0.00% per annum.

Relevant contingent rate:
From and including the issue date to but excluding February 27, 2020: 5.00% per annum
From and including February 27, 2020 to but excluding February 27, 2025: 6.00% per annum
From and including February 27, 2025 to but excluding the maturity date: 7.00% per annum

Coupon payment dates:	The 27th day of each February, May, August and November, beginning on May 27, 2015
Accrual period:
For each coupon payment date, the period from and including the immediately preceding coupon payment date (or the issue date in the case of the first coupon payment date) to but excluding such coupon payment date

Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:
The accrual condition will be satisfied on an elapsed day if, and only if, both (i) the CMS reference spread is greater than or equal to the CMS accrual barrier level on that elapsed day and (ii) the closing level of the underlying index is greater than or equal to the index accrual barrier level on that elapsed day. See “Additional Information” on the next page.

CMS accrual barrier level:	0.00%
Index accrual barrier level:	1,586.61, 75% of the closing level of the underlying index on the pricing date
Early redemption:
We have the right to redeem the notes, in whole and not in part, quarterly on any coupon payment date on or after February 27, 2016 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any

Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	1730T04T3 / US1730T04T31
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$35	$965
Total:	$15,000,000	$525,000	$14,475,000
(1) On the pricing date, the estimated value of the notes is $871.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $35 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $35 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the other following documents, which can be accessed via the following hyperlinks:

Preliminary Pricing Supplement dated February 11, 2015

Product Supplement No. IE-06-02 dated November 13, 2013        Underlying Supplement No. 3 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.